# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: ICECURE MEDICAL LTD., CIK 0001584371
CUSIP: M53071136
Title of class of securities: Ordinary Shares, no par value
Address of issuer's principal executive offices: 7 Ha Eshel Street, P.O. Box 3163, Caesarea, Israel (L3), 3079504
Date of event which requires filing of this statement: 03/17/2026
Filed by CIK 0002067600
Persons authorized to receive notices and communications: Li Haixiang, Ste 7013, 70F Two IFC, 8 Finance St, Hong Kong, Hong Kong (K3), 518000, 852 2385-8822

## Reporting persons
- Mr. Li Haixiang (CIK 0002067600): type of reporting person: individual (IN); citizenship or place of organization: Hong Kong (K3); source of funds: other (OO); sole voting power 0; shared voting power 35,846,597; sole dispositive power 0; shared dispositive power 35,846,597; aggregate amount beneficially owned 35,846,597 (45.8% of the class)
  Comment: See Item 5 for beneficial ownership information of the Reporting Person. The percentage above is based on 73,122,293 Ordinary Shares of the Issuer that were outstanding as of December 31, 2025, based on information contained in the annual report on Form 20-F for the fiscal year ended December 31, 2025, filed by the Issuer on March 17, 2026.
- Epoch Partner Investments Limited (CIK 0001912513): type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); source of funds: other (OO); sole voting power 0; shared voting power 35,846,597; sole dispositive power 0; shared dispositive power 35,846,597; aggregate amount beneficially owned 35,846,597 (45.8% of the class)
  Comment: See Item 5 for beneficial ownership information of the Reporting Person. The percentage above is based on 73,122,293 Ordinary Shares of the Issuer that were outstanding as of December 31, 2025, based on information contained in the annual report on Form 20-F for the fiscal year ended December 31, 2025, filed by the Issuer on March 17, 2026.

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares, no par value
Name of issuer: ICECURE MEDICAL LTD.
Address of issuer's principal executive offices: 7 Ha Eshel Street, P.O. Box 3163, Caesarea, Israel (L3), 3079504
Comment: This Amendment No. 1 to Schedule 13D (this "Schedule 13D/A"), which amends and supplements the Schedule 13D initially filed with the Securities and Exchange Commission (the "SEC") on May 14, 2025 (the "Schedule 13D"), by Epoch Partner Investments Limited ("Epoch") and Mr. Li Haixiang (collectively, the "Reporting Persons"), relates to the ordinary shares, no par value per share (the "Ordinary Shares"), of IceCure Medical Ltd., an Israeli company (the "Issuer"). This Schedule 13D/A is being filed to reflect that Mr. Li Haixiang resigned as a member of the Issuer's board of directors on March 17, 2026.

## Item 2. Identity and Background
Name of person filing: Epoch Partner Investments Limited ("Epoch") and Mr. Li Haixiang
Residence or business address: The principal business and principal office address of the Reporting Persons is: Epoch Partner Investments Limited Suite 7013, 2 International Finance Centre, 70/F 8 Finance Street Central, Hong Kong.
Present principal occupation or employment: Mr. Li Haixiang, the sole director of Epoch, is a former director of the Issuer and resigned from the Issuer's board of directors on March 17, 2026.
Criminal convictions in the last five years: Neither of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: Neither of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the Reporting Persons were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Epoch's place of organization is the British Virgin Islands. Mr. Li Haixiang is a citizen and resident of Hong Kong Special Administrative Region of the People's Republic of China and also a citizen of Cyprus.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: This item is not being amended by this Schedule 13D/A.

## Item 4. Purpose of Transaction
Purpose of transaction: This item is not being amended by this Schedule 13D/A.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
"Item 5. Interest in Securities of the Issuer" of the Schedule 13D is hereby amended and restated as follows:

The aggregate percentage of Ordinary Shares reported owned by the Reporting Persons is based upon 73,122,293 Ordinary Shares outstanding as of December 31, 2025, as reported by the Issuer on March 17, 2026. The Reporting Persons are deemed to beneficially own an aggregate of 30,846,597 Ordinary Shares, representing approximately 45.8% of the outstanding Ordinary Shares.
Number of shares as to which each person has sole or shared power to vote or dispose:
"Item 5. Interest in Securities of the Issuer" of the Schedule 13D is hereby amended and restated as follows:

The Reporting Persons hold shared voting and dispositive power over all of the Ordinary Shares that the Reporting Persons beneficially owned as of December 31, 2025.

Epoch directly holds the Ordinary Shares reported herein. Mr. Li Haixiang's beneficial ownership of the Issuer's securities arises solely from his position as the sole director of Epoch.
Transactions in the class effected during the past sixty days: The Reporting Persons have not effected any transactions in the Ordinary Shares of the Issuer in the past 60 days.
Other persons with the right to receive dividends or sale proceeds: No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: This item is not being amended by this Schedule 13D/A.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: This item is not being amended by this Schedule 13D/A.

## Signatures
- Mr. Li Haixiang: /s/ Li Haixiang, Li Haixiang (03/27/2026)
- Epoch Partner Investments Limited: /s/ Li Haixiang on behalf of Epoch Partner Investments Limited, Li Haixiang, Director (03/27/2026)